SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

January 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Mateo

Re:	Accelerant Holdings

Draft Registration Statement on Form S-1

Amendment No. 2 submitted on December 26, 2023

CIK No.  0001997350

Ladies and Gentlemen:

On behalf of our client, Accelerant Holdings (“Accelerant” or the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 9, 2024 (the “Comment Letter”), relating to the above referenced amended Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 3”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 3.

General

1.

Please confirm that, upon the completion of the reorganizations contemplated by this registration statement, the successor entity will continue with the offering contemplated by the draft registration statement by filing the registration statement using the CIK used to submit the draft.

In response to the Staff’s comment, the Registrant confirms that the successor entity will continue with the offering contemplated by the Draft Registration Statement by filing the Registration Statement using the CIK used to submit the Draft Registration Statement.

Investment Portfolio, page 114

2.

We note your revisions to this section in response to prior comment 5. Please confirm that, in addition to your discussion of equity concentrations within the mutual funds held in your investment portfolio, Accelerant similarly does not have material concentrations in the securities of any issuer or group of issuers in your investment portfolio, including combinations of equity and debt securities. Alternatively, revise your disclosure to discuss the concentrations and any monitoring that management or your portfolio managers perform to monitor the concentrations.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that its investment portfolio does not have any material concentrations (exceeding 10% of shareholder’s equity) in the securities of any single issuer or group of issuers, including combinations of equity and debt securities, except for the U.S. government. As of September 30, 2023, the Registrant had $47.6 million invested in U.S. treasury securities, representing 16.1% of total shareholders’ equity. The Registrant has modified the disclosure on page 117 of the Registration Statement accordingly.

Compensation of Named Executive Officers, page 203

3.

We note your disclosure that you issued a promissory note to each of the named executive officers. Please describe the key terms of the promissory notes and the total amount loaned to the executive officers. Also revise your disclosure to discuss the key reasons that you would choose to forgive, rather than accept repayment of the promissory notes.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 202 of the Registration Statement.

* * * *

If you have questions with respect to the Registration Statement or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jeff Radke, Accelerant Holdings

Nancy Hasley, Accelerant Holdings

Robert A. Ryan, Sidley Austin LLP

Thomas Holden, Ropes & Gray LLP

Rachel Phillips, Ropes & Gray LLP